UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

FriendFinder Networks Inc.
(Name of Issuer)

Common Stock, No Par Value $0.001 per share
(Title of Class of Securities)

358453306
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

_________________________

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 358453306	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Daniel C. Staton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 5,650,396(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,650,396(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,650,396(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.96%
12	TYPE OF REPORTING PERSON IN

(1) Includes 59,997 shares held directly and 5,590,399 shares held indirectly. The reporting person's indirect ownership consists of 3,432,893 shares held through Staton Family Investments, Ltd., of which the reporting person is a member and holds sole voting and investment power over the shares owned by Staton Family Investments, Ltd.; 318,541 shares held by Staton Family Investments, Ltd. through and as a member of Strategic Media I LLC; 1,688,970 shares held by Staton Family Perpetual Trust, of which the reporting person is trustee and holds sole voting and investment power over the shares owned by Staton Family Perpetual Trust for the benefit of the reporting person's minor children; and 149,995 shares held by Staton Media LLC, of which the reporting person is a member and manager and holds sole voting and investment power over the shares owned by Staton Media LLC.

CUSIP No. 358453306	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Staton Family Investments, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 3,751,434(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,751,434(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,751,434(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.93%
12	TYPE OF REPORTING PERSON OO

(1) Includes 3,432,893 shares held directly by the reporting person, of which Daniel C. Staton, Chairman of the Board of FriendFinder Networks Inc., is a member and holds sole voting and investment power over the shares owned by the reporting person; and 318,541 shares held indirectly by the reporting person through, and as a member of, Strategic Media I LLC.

CUSIP No. 358453306	13G	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS Staton Family Perpetual Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 1,688,970(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,688,970(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,688,970(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.37%
12	TYPE OF REPORTING PERSON OO

(1) Consists of 1,688,970 shares held by the reporting person, of which Daniel C. Staton, Chairman of the Board of FriendFinder Networks Inc., is trustee and holds sole voting and investment power over the shares owned by the reporting person for the benefit of Mr. Staton's minor children.

CUSIP No. 358453306	13G	Page 5 of 7 Pages

Item 1(a). Name of Issuer:

FriendFinder Networks Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

6800 Broken Sound Parkway
Boca Raton, Florida 33487

Item 2(a). Names of Persons Filing:

Daniel C. Staton
Staton Family Investments, Ltd.
Staton Family Perpetual Trust

Item 2(b). Address of Principal Business Office or, if None, Residence:

Daniel C. Staton
6800 Broken Sound Parkway
Boca Raton, Florida 33487

Staton Family Investments, Ltd.
6800 Broken Sound Parkway
Boca Raton, Florida 33487

Staton Family Perpetual Trust
6800 Broken Sound Parkway
Boca Raton, Florida 33487

Item 2(c). Citizenship:

Daniel C. Staton - United States
Staton Family Investments, Ltd. - United States
Staton Family Perpectual Trust - United States

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e). CUSIP Number:

358453306

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E).

(f)	[ ] An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F).

(g)	[ ] A parent holding company or control person in accordance with (S) 240.13d-1(b)(1)(ii)(G).

(h)	[ ] A savings association is defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 358453306	13G	Page 6 of 7 Pages

Item 4. Ownership.

(a)  Amount beneficially owned:

Daniel C. Staton, Chairman of the Board of Directors of FriendFinder Networks Inc., holds an aggregate of 5,650,396 shares of Common Stock, par value $0.001 per share, of FriendFinder Networks Inc. Mr. Staton's shares include 59,997 shares held directly and 5,590,399 shares held indirectly. Mr. Staton's indirect ownership consists of 3,432,893 shares held through Staton Family Investments, Ltd., of which Mr. Staton is a member and holds sole voting and investment power over the shares owned by Staton Family Investments, Ltd.; 318,541 shares held by Staton Family Investments, Ltd. through, and as a member of, Strategic Media I LLC; 1,688,970 shares held by Staton Family Perpetual Trust, of which Mr. Staton is trustee and holds sole voting and investment power over the shares owned by Staton Family Perpetual Trust for the benefit of Mr. Staton's minor children; and 149,995 shares held by Staton Media LLC, of which Mr. Staton is a member and manager and holds sole voting and investment power over the shares owned by Staton Media LLC.

The percentage disclosed in Item 11 of the Cover Page for the reporting person is calculated based upon 31,455,477 shares of Common Stock outstanding, which is the total number of shares issued and outstanding as of February 14, 2012.

(b)  Percent of class:

See Item 11 of the Cover Pages to this Schedule 13G, which percentage disclosed for the reporting person is calculated based upon 31,455,477 shares of Common Stock outstanding, which is the total number of shares issued and outstanding as of February 14, 2012.

(c)  Number of shares as to which such person has:

(i)   sole power to vote or to direct the vote:   See Item (a) above.

(ii)  shared power to vote or to direct the vote:   0

(iii)  sole power to dispose or to direct the disposition of:  See Item (a) above.

(iv)  shared power to dispose or to direct the disposition of:   0

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

CUSIP No. 358453306	13G	Page 7 of 7 Pages

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2012

/s/ Daniel C. Staton
             DANIEL C. STATON

STATON FAMILY INVESTMENTS, LTD.

By:       /s/ Daniel C. Staton
             Daniel C. Staton
Its:        Member

STATON FAMILY PERPETUAL TRUST

By:       /s/ Daniel C. Staton
             Daniel C. Staton
Its:        Trustee